UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 Highlights 1Q26 Press Release • Recurring net income increases 16.1% y/y, growing for nine consecutive quarters • Revenues surge 14.0% y/y and represent the main driver of improved profitability • Higher proportion of secured lending in the total loan portfolio • Delinquencies within estimates, solid coverage, and further reduction in restructured loans • Consistent insurance income, claims ratio under control, and growth in premiums (excluding VGBL) alongside a strong financial performance • Bradsaúde is introduced, consolidating the Organization's healthcare assets • Accelerated GenAI-intensive transformation increasing productivity, engaging clients, and enhancing security Consolidated Recurring Net Income R$6.8 bi △ 4.5% q/q △ 16.1% y/y Total Revenue R$36.9 bi △ 2.2% q/q △ 14.0% y/y Bradesco delivers the ninth consecutive quarter of increased net income, expanded ROAE and consistent implementation of the transformation plan. We are actively engaged in efforts to ensure the sustainability of our business and its results. We made progress securely despite challenging macroeconomic conditions. We preserved good asset quality and continued to invest in our transformation, strengthening our customer-centric strategy The year kicked off with a strong start for Bradesco, with solid revenue performance. We maintained solid commercial momentum, with notable increases in insurance, net interest income and fee and commission income versus the same quarter of 2025. Our risk appetite remains moderate, with a bias toward a more conservative stance, as we monitor market delinquency indicators and see some deterioration, particularly in agribusiness and a few other lines. Overall, we have continued to deliver high-quality credit vintages, but we have observed some deterioration in the legacy rural credit portfolio for both individuals and corporates. The share of secured lending in our total loan portfolio has increased once again. Some highlights include the growth in payroll-deductible loans, auto financing and secured working capital lending. Our delinquency indicators remain under control. The minor increase in over 90-day delinquencies was due to the MSME segment, reflecting the dynamics between payment delays and the enforcement of guarantees in working capital operations. The distressed assets within the restructured portfolio continued to decline, contributing to a further decline in the proportion of Stage 3 exposures within the portfolio. The cost of credit rose during the quarter, with a strengthening of the balance sheet for specific cases in the Large Corporate segment and coverage of Stage 3 transactions exceeding 100%. Net interest income grew significantly over the quarter. Our market NII delivered a positive performance despite a challenging macroeconomic scenario, reflecting sound risk management. Our client NII rose compared to the previous quarter, despite the calendar effect (fewer days), reflecting an increase in credit volume and spread. Among fee and commission income, the main positive highlights were consortia, custody and brokerage, capital markets and asset management. Operating income from insurance saw expressive growth in the quarter. The industrial part continues to generate two-thirds of the result, driven by commercial traction and the performance of loss ratios. Financial income also improved during the period. Operating expenses remain in check, even when considering investments in the transformation. Excluding profit‑sharing effects, personnel expenses held steady, reflecting improved operational performance. Administrative expenses declined across footprint-related categories (e.g., transportation and facilities) while rising in technology expenditures and investments. Our cost-to-income ratio improved, in line with an ongoing positive trend. We stand firm in our commitment to improving the Organization’s efficiency. Our capital ratios remain above regulatory and managerial thresholds. Over the quarter, they declined due to the regulatory changes that took place. Taking into account the benefits stemming from the creation of Bradsaúde, indicators came in above December levels. We allocated R$4 billion in interest on shareholders’ equity in 1Q26. Our transformation plan is being implemented at an accelerated pace. Through our service model, we enriched the SME App with new features, and ensured a smoother, more efficient customer experience. For Individuals, we have raised funding in Prime and Principal and upgraded more clients. We have 28 million fully digital clients, we are more efficient in digital sales and we continue to adjust the footprint. Focusing on personnel, our cultural evolution program continues to be implemented. Our direction remains centered on maintaining investments in the transformation efforts. We continue to prioritize financing sustainable enterprises and assisting our clients in moving toward a greener and more inclusive economy, carefully tracking related risks and opportunities. We have met 89% of our corporate target to allocate R$450 billion to sectors and activities with socio-environmental benefits by December 2026, taking into account the cumulative volume recorded since 2021. The following information provides detailed insights on our performance in 1Q26, including the results, balance sheet and key performance indicators. Total Net Interest Income △ 4.2% q/q △ 16.4% y/y Fee and Commission Income 6.4% q/q △ 6.2% y/y Insurance, Pension Plans and Capitalization Bonds △ 13.0% q/q △ 20.4% y/y Personnel + Administrative Expenses R$12.6 bi 8.8% q/q △ 5.4% y/y Cost to Income Ratio 46.9% 3.3% q/q 2.8 y/y Expanded Loan Portfolio R$1,090 bi △ 0.1% q/q △ 8.4% y/y Individuals △ 1.6% q/q △ 9.5% y/y Companies 1.1% q/q △ 7.6% y/y Over 90 days ratio 4.2% △ 0.1 p.p. q/q △ 0.1 p.p. y/y Insurance Group Recurring Net Income R$2.8 bi 1.5% q/q △ 13.0% y/y ROAE 21.6% ROAE 15.8% 7 Recurring Net Income Statement (1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions; (2) Mainly by restructuring in the branch network; and (3) It essentially includes the impairment of non-financial assets. Recurring Net Income Movement in the Quarter | R$ Million (1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Shares. ROAE Quarterly and Year-to-Date Cost to Income Ratio / Risk – Adjusted ER R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Net Interest Income 20,051 19,245 17,233 4.2 16.4 Client NII 19,498 19,119 16,771 2.0 16.3 Market NII 553 126 462 - 19.7 \\ Expenses with Expanded Loan Loss Provisions (9,667) (8,828) (7,642) 9.5 26.5 \\ NII Net of Provisions 10,384 10,417 9,591 (0.3) 8.3 \\ Client NII Net of Provisions 9,831 10,291 9,129 (4.5) 7.7 Income from Insurance, Pension Plans and Capitalization Bonds 6,384 5,649 5,303 13.0 20.4 Fee and Commission Income 10,373 11,084 9,769 (6.4) 6.2 Operating Expenses (16,178) (16,958) (15,006) (4.6) 7.8 Personnel Expenses (7,019) (7,308) (6,705) (4.0) 4.7 Other Administrative Expenses (5,592) (6,517) (5,265) (14.2) 6.2 Other Income / (Operating Expenses) (3,567) (3,133) (3,036) 13.9 17.5 Tax Expenses (2,369) (2,273) (2,165) 4.2 9.4 Results derived from investments in controlled companies 73 119 50 (38.7) 46.0 \\ Operating Income 8,667 8,038 7,542 7.8 14.9 Non-Operating Income 5 12 65 (58.3) (92.3) Income Tax / Social Contribution (1,760) (1,422) (1,622) 23.8 8.5 Non-controlling interests in subsidiaries (101) (112) (121) (9.8) (16.5) \\ Recurring Net Income 6,811 6,516 5,864 4.5 16.1 Non-Recurring Events (1,781) (40) (62) - - PTI Adherence / Tax Provisions (1) (1,781) 627 (62) - - Provision for Restructuring (2) - (661) - - - Others (3) - (6) - - - Book Net Income 5,030 6,476 5,802 (22.3) (13.3) Variation % 6,516 379 6,811 427 (336) (503) 735 (711) 780 (476) Net Income 4Q25 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 1Q26 Net Interest Income Expanded LLP ▲ 806 ▲ (839) 15.8 15.2 14.6 14.7 14.4 15.8 14.8 14.6 14.6 14.4 1Q25 2Q 3Q 4Q 1Q26 Quarterly Year-to-Date % 49.7 49.9 50.1 50.1 46.9 50.7 50.0 49.2 51.8 51.2 1Q25 2Q 3Q 4Q 1Q26 76.1 76.0 75.7 75.7 76.9 % Quarterly 12-month 12-month risk-adjusted (1) 8 Net Interest Income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. Client NII | R$ Million Expanded Loan Portfolio Mix (%) Change in the Client NII | R$ Million (*) It disregards the effect of the difference in days in this quarter vs. the previous quarter. The gross Client NII grew 2.0% in the quarter and 16.3% in 12 months, driven by the increase in the average volume of operations, funding margin and spreads with other operations with clients, these effects were offset by the product mix, aligned to the strategy pf growing in lines with lower spreads and better net interest income and the calendar effect in relation to 4Q25 (considering the same amount of working/calendar days of 4Q25 the margin evolution would be 5% in the period). In the credit margin we obtained growth in Companies and Individuals with emphasis on vehicle financing, working capital and credit card. The average gross rate of Client NII reached 9.1%, an increase of 0.1 p.p. and 0.5 p.p. compared to 4Q25 and 1Q25, respectively. Variations in net Client NII and net average rate of Loan Loss Provision are impacted by higher provisioning of: specific cases from the Wholesale segment; the legacy rural credit portfolio; and emergency programs, which have a specific provisioning dynamic relative to their collection terms. Market NII | R$ Billion The market NII reflects the dynamics of the ALM result and performance of arbitration tables. R$ % R$ % \\ Net Interest Income 20,051 19,245 17,233 806 4.2 2,818 16.4 \\ Client NII (1) 19,498 19,119 16,771 379 2.0 2,727 16.3 Average Balance 899,829 873,597 812,805 411 3.0 1,317 10.7 Gross NIM 9.1% 9.0% 8.6% (32) 1,410 \\ Market NII (2) 553 126 462 427 - 91 19.7 1Q26 vs. 1Q25 R$ Million 1Q25 1Q26 vs. 4Q25 1Q26 4Q25 4.6% 4.7% 4.8% 4.8% 4.5% 8.6% 8.8% 9.0% 9.0% 9.1% 10,051 10,291 9,831 9,129 9,614 18,611 19,119 19,498 17,756 16,771 1Q25 2Q 3Q 4Q 1Q26 Net NIM Annualized Gross NIM Annualized 19,119 10,291 10,400 9,831 19,498 (8,828) 411 571 (35) (839) (569) 9,667 4Q25 Expenses with Expanded LLP 4Q25 Client NII Net of LLP 4Q25 Average Volume Spread Products Mix Expanded LLP Client NII Net of LLP 1Q26 Number of Days Client NII Net of LLP 1Q26 Expenses with Expanded LLP 1Q26 1Q26 * 0.6 0.1 0.1 0.5 0.3 1Q25 2Q 3Q 4Q 1Q26 Total Client NII △ 2.0% q/q 379 4.5% q/q (460) Client NII net of Provision 4.5% q/q △ 7.7% y/y △ 1.1% q/q 109 Mar26 Dec25 Mar25 Mar26 vs. Mar25 \\ Individuals 43.4 42.8 43.1 0.3 p.p. Real Estate Financing 10.4 10.3 10.7 (0.3) p.p. Payroll-deductible Loans 9.8 9.5 9.8 - Credit Card 7.6 7.7 7.4 0.2 p.p. Personal Loans 6.5 6.5 6.8 (0.3) p.p. Vehicle 4.2 4.0 3.7 0.5 p.p. Rural Loans 4.0 3.9 3.7 0.3 p.p. Other 0.8 0.9 0.9 (0.1) p.p. \\ Companies 56.6 57.2 56.9 (0.3) p.p. Large Companies 33.2 33.3 34.8 (1.6) p.p. MSME 23.4 23.9 22.1 1.3 p.p. 9 Funding Sources Total Funds Raised and Managed R$3.7 tri △ 3.3% q/q △ 15.3% y/y Funds Raised △ 1.8% q/q △ 14.6% y/y Funds and Managed Portfolios △ 5.7% q/q △ 16.4% y/y (1) It includes repo operations backed with own securities. Loans vs. Funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). R$ Million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 Demand Deposits 37,832 40,698 33,921 (7.0) 11.5 Savings Deposits 119,593 124,461 126,124 (3.9) (5.2) Time Deposits + Debentures (1) 584,762 589,356 489,793 (0.8) 19.4 Borrowings and Onlending 78,324 78,254 76,137 0.1 2.9 Funds from Issuance of Securities 343,361 327,884 278,981 4.7 23.1 Subordinated Debts 58,626 54,715 58,926 7.1 (0.5) \\ Subtotal 1,222,498 1,215,368 1,063,881 0.6 14.9 Obligations for Repurchase Agreements 373,054 355,751 297,329 4.9 25.5 Working Capital (Own / Managed) 133,332 133,740 127,700 (0.3) 4.4 Foreign Exchange Portfolio 401 294 920 36.4 (56.4) Payment of Taxes and Other Contributions 6,050 1,035 6,665 - (9.2) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 455,163 445,994 414,273 2.1 9.9 \\ Funds raised 2,190,498 2,152,182 1,910,769 1.8 14.6 \\ Investment Funds and Managed Portfolios 1,489,491 1,409,467 1,279,861 5.7 16.4 \\ Total Assets under Management 3,679,989 3,561,649 3,190,631 3.3 15.3 Variation % R$ Million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 \\ Funding vs. Investments Demand Deposits + Sundry Floating 43,882 41,733 40,586 5.1 8.1 Savings Deposits 119,593 124,461 126,124 (3.9) (5.2) Time Deposits + Debentures 584,762 589,356 489,793 (0.8) 19.4 Funds from Financial Bills 323,245 311,408 268,665 3.8 20.3 \\ Customer Funds (1) 1,071,482 1,066,958 925,168 0.4 15.8 (-) Reserve Requirements (125,959) (122,573) (117,031) 2.8 7.6 (-) Available Funds (Brazil) (12,065) (12,726) (14,649) (5.2) (17.6) \\ Customer Funds Net of Reserve Requirements 933,458 931,659 793,488 0.2 17.6 Borrowings and Onlending 78,324 78,254 76,137 0.1 2.9 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards) 125,425 113,654 124,860 10.4 0.5 \\ Total Funding (A) 1,137,207 1,123,567 994,485 1.2 14.4 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B) 966,133 963,346 888,071 0.3 8.8 \\ B / A 85.0% 85.7% 89.3% (0.7) p.p. (4.3) p.p. Variation % 10 Highlights Expanded Loan Portfolio R$1,090 bi △ 8.4% y/y △ 0.1% q/q Individuals R$474.0 bi △ 9.5% y/y △ 1.6% q/q Micro, Small and Medium-Sized Enterprises R$254.6 bi △ 14.4% y/y ▽ 2.3% q/q Large Corporates R$361.3 bi △ 3.3% y/y ▽ 0.2% q/q Vehicle – Individuals △ 25.4% y/y △ 7.3% q/q Payroll-Deductible Loans △ 8.3% y/y △ 3.2 q/q Working Capital △ 16.3% y/y ▽ 1.0% q/q Credit Card △ 10.6% y/y ▽ 0.9% q/q Private △ 42.8% y/y △ 30.8% q/q Public △ 14.2% y/y △ 3.6% q/q Social Security National Institute (INSS) ▽ 2.6% y/y ▽ 0.7% q/q Rural Loans △ 20.8% y/y △ 0.9% q/q High Income △ 18.6% y/y △ 0.2% q/q Mass-Market △ 5.5% y/y ▽ 1.7% q/q Real Estate Financing △ 7.9% y/y △ 0.4% q/q Expanded Loan Portfolio by Client Profile, Product and Currency R$ million Mar26 Dec25 Mar25 Quarter 12 months \\ Individuals 473,989 466,503 432,851 1.6 9.5 Real Estate Financing 113,479 112,657 107,349 0.7 5.7 Payroll-deductible Loans 107,133 103,838 98,946 3.2 8.3 Credit Card 82,784 83,556 74,848 (0.9) 10.6 CDC/Vehicle Leasing 46,227 43,072 36,858 7.3 25.4 Personal Loans 71,079 70,975 68,294 0.1 4.1 Rural Loans 43,626 42,728 37,143 2.1 17.5 Other 9,660 9,677 9,413 (0.2) 2.6 \\ Companies 615,907 622,727 572,272 (1.1) 7.6 Working Capital 173,756 175,456 149,375 (1.0) 16.3 Sureties and Guarantees 122,466 124,530 116,119 (1.7) 5.5 Securities 98,459 95,247 92,982 3.4 5.9 Foreign Trade Finance 50,414 50,971 53,952 (1.1) (6.6) Rural Loans 47,109 47,173 37,994 (0.1) 24.0 Real Estate Financing 34,782 34,972 30,056 (0.5) 15.7 CDC/Leasing 31,698 31,487 29,355 0.7 8.0 BNDES/Finame Onlendings 24,774 22,955 20,323 7.9 21.9 Other 32,451 39,936 42,115 (18.7) (22.9) \\ Expanded Loan Portfolio 1,089,896 1,089,230 1,005,122 0.1 8.4 Domestic Currency 980,682 976,692 897,862 0.4 9.2 Foreign Currency 109,214 112,538 107,261 (3.0) 1.8 Variation % 11 Loan Portfolio Real Estate Financing Profile of the Individuals Portfolio Origination 1Q26 R$931 Thousand Average Property Valuation R$551 Thousand Average Financing 59.2% Loan to Value 51.2% Loan to Value (Stock) Payroll-Deductible Loans Market Share 13.9% Total 14.8% Social Security National Institute (INSS) 6.6% Private 15.2% Public In 12 months 2.8 p.p. Public 1.6 p.p. Private 4.4 p.p. INSS Vehicle Financing Credit Card – Individuals 107.3 111.3 112.0 112.7 113.5 30.1 31.4 32.9 35.0 34.8 142.7 144.9 147.6 148.3 137.4 Mar25 June Sept Dec Mar26 Individuals Companies Portfolio R$ billion 3,632 3,172 3,918 7,588 6,696 4,812 2,774 2,178 815 1,578 6,692 7,984 5,810 8,403 8,274 1Q25 2Q 3Q 4Q 1Q26 Borrower Builder Origination R$ million 7,166 6,063 7,065 18,102 16,008 7,660 14,812 6,974 2,368 3,936 14,725 20,875 14,140 20,470 19,944 1Q25 2Q 3Q 4Q 1Q26 Borrower Builder Units Financed 7.2% 7.2% 7.3% 7.5% 8.1% 24.6% 23.1% 20.0% 19.0% 17.7% 69.7% 72.7% 73.5% 74.2% 68.2% 98.9 99.4 101.9 103.8 107.1 59.2% 58.1% 58.8% 59.4% 60.1% Mar25 June Sept Dec Mar26 Digital Channels Branches Correspondent Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans Portfolio in R$ billion and breakdown by channel 43.6% 42.6% 42.0% 40.8% 39.2% 4.7% 4.2% 4.4% 4.9% 6.3% 51.7% 53.2% 53.6% 54.3% 54.5% Mar25 June Sept Dec Mar26 Public Sector Private Sector Social Security National Institute (INSS) Distribution of the Portfolio by Sector 38.3 40.5 43.4 46.6 37.2 31.0 31.9 29.8 30.1 30.5 74.4 78.5 67.0 68.4 71.0 Mar25 June Sept Dec Mar26 Individuals Companies Portfolio R$ billion 38.8% 39.2% 39.8% 41.1% 41.6% 61.2% 60.8% 60.2% 58.9% 58.4% 74.8 76.3 77.6 83.6 82.8 Mar25 June Sept Dec Mar26 High-Income Mass-Market Portfolio in R$ billions and Representativeness by Segment 89.2 1.3 9.5 CDC Leasing Finame Distribution of the Portfolio Mar26 -% 0.4% q/q 7.9% y/y 16.2% q/q 20.4% y/y 29.5% q/q 28.1% y/y 5.5% q/q 17.1% y/y +2.8 p.p. In the High-Income segment in 12 months Average term: 360 Months 0.7 p.p. q/q 0.9 p.p. y/y 3.2% q/q 8.3% y/y 12 Expenses with Expanded Loan Loss Provisions (1) It includes the result with BNDU and others. Expanded Loan Loss Provisions / Expanded Loan Portfolio The credit cost reached 3.5% in 1Q26, reflecting specific cases in the wholesale segment and higher credit cost of retail, whose indicator reached 5.5%, an increase of 0.2 p.p. in the quarter. Part of the increase in credit costs in the retail segment is related to operations with emergency programs, given their provisioning dynamics relative versus receiving timelines, rural credit from older harvests, reduction in Stage 3 operations and the restructured portfolio. Expanded Loan Loss Provision Mass-Market Wholesale Coverage Ratios and Provision R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 Provision Expense with Expected Losses (10,503) (10,059) (8,379) 4.4 25.3 Income from Recovering Written Off Loans Net of Discounts Granted (1) 836 1,231 737 (32.1) 13.4 \\ Expenses with Expanded Loan Loss Provisions (9,667) (8,828) (7,642) 9.5 26.5 Variation % 9.7 8.1 8.6 8.8 7.6 3.5 3.0 3.2 3.3 3.2 1Q25 2Q 3Q 4Q 1Q26 Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % Expanded LLP R$ billion 8.8 8,1 8.5 7,9 7.4 1Q25 2Q 3Q 4Q 1Q26 R$ billion 5.3% 5.5% 5.3% 5.4% 5.3% 0.8 0.5 0.3 0.2 0.2 1Q25 2Q 3Q 4Q 1Q26 R$ billion 57,787 58,143 57,200 57,977 58,156 5.7 5.7 5.5 5.3 5.3 Mar25 June Sept Dec Mar26 Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio % R$ million 183.1 177.8 168.9 166.0 161.0 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days Loan Loss Provisions / Portfolio (Annualized) 13 Loan Portfolio Indicators Delinquency Ratios The over 90 days ratio showed a slight increase in the quarter, reaching 4.2%, influenced by working capital with guarantees, which have a specific recovery dynamic, impacting the MSME indicator by 0.2 p.p. The delinquency indicator for Individuals showed stability in the period. Representativeness of the Loan Portfolio by Stage In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.9 p.p. and reaching 92.9% of the total. Mix of the Secured and Unsecured Loan Portfolio – % The secured loan portfolio reached 60.8, growth of 3.8 p.p. in the last 12 months. This increase reflects the portfolio growth strategy with a focus on risk-adjusted profitability. Changes in Loan Portfolio by Stage Note: NPL coverage – new Stage 3 of 118% in 1Q26, 103% in 4Q25 and 109% in 1Q25. Calculation: Loan Loss Provision expense / Changes of Stage 3 before the write-offs. 4.1 4.1 4.2 4.1 4.1 5.4 5.4 5.4 5.1 5.1 3.7 3.8 4.0 4.3 4.3 0.3 0.4 0.4 0.3 0.2 Mar25 June Sept Dec Mar26 Total Individuals MSMEs Large Corporates Loan Portfolio Overdue more than 90 days -% 87.7% 87.5% 87.8% 88.1% 88.0% 4.3% 4.6% 4.5% 4.6% 4.9% 8.0% 7.9% 7.7% 7.3% 7.1% Mar25 June Sept Dec Mar26 Stage 1 Stage 2 Stage 3 57.0 58.5 59.5 59.3 60.8 43.0 41.5 40.5 40.7 39.2 Mar25 June Sept Dec Mar26 Secured Unsecured % R$ million Loan Portfolio Dec25 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Mar26 Stage 1 712,372 - (13,323) (2,623) - 3,151 298 15,796 - 715,671 Stage 2 37,212 (3,151) - (7,511) 13,323 - 978 (812) - 40,040 Stage 3 59,434 (298) (978) - 2,623 7,511 - (882) (10,009) 57,401 \\ Total 809,019 (3,449) (14,302) (10,134) 15,946 10,662 1,276 14,102 (10,009) 813,112 Originated / Settlement Write-off Movement between stages Transfers Arising Over 90 days ratio is controlled 92.9% In stage 1+2 92.0% In stage 1+2 14 Loan Portfolio Indicators Restructured Portfolio We maintained the sequential reduction of the portfolio of restructured credits, with a 20% reduction compared to Mar25, equivalent to a 1.2 p.p. drop in the share on the loan portfolio. We continue with adequate levels of provision, which correspond to approximately twice the balance of credits overdue over 90 days. We highlight the reduction of R$7.6 bi (-28%) of the total operations classified as problematic assets compared to Mar25, combined with the growth of R$1.1 bi (+22%) in cured operations, reinforcing the improvement of portfolio quality and the effectiveness of the credit recovery strategies adopted. 22.6 20.2 19.1 26.7 25.3 34.8 6.4 6.1 5.7 5.0 4.8 4.3 26.6 25.2 30.1 28.3 31.6 39.1 3.1 3.3 4.0 3.7 4.3 6.2 Dec23 Mar25 June Sept Dec Mar26 Cured Operations Problematic Asset (Stage 3) Restructured Portfolio / Loan Portfolio Evolution of the Restructured Portfolio / Loan Portfolio R$ billion % 60.2 55.9 56.1 54.4 52.5 52.0 Dec23 Mar25 June Sept Dec Mar26 Provision (1) / Restructured Portfolio % 5.4% q/q 28.2% y/y 5.3% q/q 20.3% y/y 30.9 31.0 31.7 29.8 27.3 22.9 Dec23 Mar25 June Sept Dec Mar26 Over 90 days / Restructured Portfolio % 15 Fee and Commission Income Card Income Card income reached R$4.4 billion in the quarter, representing 43% of total fee and commission income: - Credit cards recorded transaction volume of over R$95 billion, with 9% growth in the year (1Q26 vs. 1Q25); and - High-income clients account for about 51% of the total revenue, with a growth of 24% compared to 1Q25. Traded Volume | Credit Cards Checking Account Holders Loan Operations The variation in relation to the previous quarter is related to the higher production level of 4Q25 and lower fees with the provided guarantees. In the annual comparison, the increase reflects greater fees of loan operations and provided guarantees. Asset Management Market Share 16.2%(1) Fees from Asset Management reached R$951 million in 1Q26, with a growth of 10% compared to 1Q25, driven mainly by the expansion of the asset under management. The performance reflects the solidity of Bradesco Asset’s strategy. Focusing on investor experience and longterm value generation, Bradesco Asset continues to expand its global performance and strengthen its presence in strategic segments such as international ETFs and high-income. It also holds a prominent position in the main market rankings, including one of the most relevant recognitions in the country: the FGV Award that elected Bradesco Asset as the Best Bank to Invest in Funds. Assets under management in investment funds and managed portfolios (1) (1) Source: Anbima – Global Ranking of Third-Party Asset Management. R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 Card Income 4,444 4,815 4,318 (7.7) 2.9 Checking Account 1,571 1,640 1,687 (4.2) (6.9) Asset Management 951 984 864 (3.4) 10.1 Loans Operations 637 766 597 (16.8) 6.7 Consortia 845 827 707 2.2 19.5 Collections and Payments 411 420 442 (2.1) (7.0) Capital Market / Financial Advisory Services 589 716 361 (17.7) 63.2 Custody and Brokerage Services 409 391 354 4.6 15.5 Other 516 525 439 (1.7) 17.5 \\ Total 10,373 11,084 9,769 (6.4) 6.2 \\ Business Days 61 64 61 (3) - Variation % 102,291 95,199 87,457 91,457 94,849 1Q25 2Q 3Q 4Q 1Q26 R$ million 38.2 38.1 37.9 37.7 37.9 Mar25 June Sept Dec Mar26 In million 1,489 1,409 1,376 1,280 1,308 Mar25 June Sept Dec Mar26 In billion 16 Fee and Commission Income Consortia Market Share (1) Total 17.8% | Auto 21.2% | Real Estate 11.8% | Trucks, Tractors and Agricultural Implements 16.5% Growth of income in more than 19% compared to 1Q25, driven by higher sales especially in the real estate segment. Highlights in 1Q26 • Inauguration of 71 groups, 59 of chattels and 12 of real estate, 42% higher than the same period of 2025; • Revenues of R$12.4 billion in 1Q26, up by R$1.8 billion or 17% vs. 1Q25; and • Real estate consortia with growth in revenue of 38% vs. 1Q25. Number of Outstanding Consortium Quotas Capital Market / Financial Advisory Services Good performance in 1Q26, reflecting the efforts in capturing business opportunities in every segment of the capital market and in mergers and acquisitions operations. We advised on 118 operations, totaling around R$183 billion in volume of transactions. Below are the main highlights by segment in 1Q26: Fixed Income (DCM) Advisory and structuring of 106 transactions with a volume of R$144 billion. Equities (ECM) Advisory, structuring and distribution of six transactions with a volume of R$5 billion. Mergers and Acquisitions (M&A) Advisory for 6 transactions with a volume of R$34 billion. Custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets, with R$2.9 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the growth of 15.4% in the assets under custody base in comparison to Mar25. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. 2,862 2,695 2,601 2,479 2,522 Mar25 June Sept Dec Mar26 R$billion Assets under Custody 271 291 319 355 339 144 145 149 152 154 1,157 1,178 1,174 1,167 1,141 1,571 1,614 1,641 1,674 1,634 1Q25 2Q 3Q 4Q 1Q26 Real Estate Trucks, Tractors and Agricultural Implements Auto In thousands (1) It considers the products in which Bradesco operates. Reference date: February26. 17 Operating Expenses Resource allocation reflects a balanced management, which combines the efficiency gains by reviewing the footprint with the preservation of the investments needed to sustain the growth and operational evolution. We maintain strict cost control, while ensuring the continuity of investments in technology, operations and business, which are fundamental for the consistent execution of the strategy of our transformation plan. (1) It contemplates Maintenance and Conservation of Assets and Rentals; and (2) It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance. Administrative and personnel expenses declined in the quarter, reflecting the seasonality of the end of the year and the discipline in cost control. In the annual comparison, the increase in administrative expenses stems mainly from investments in technological infrastructure and the expansion of the volume of transactions, especially data processing, communication and services of the financial system, in line with the strategy of growth and transformation. Expenses with physical points maintained a declining trajectory, showing, for another quarter, the effectiveness of optimizing the footprint. Personnel expenses grew by 4.7%, influenced by the bank’s higher profitability, which boosted profit sharing, while structural expenses remained stable, even with the impact of the 5.68% readjustment of the collective bargaining agreement of 2025. The other expenses evolved in line with the business growth, especially in the commercialization of cards, whose turnover grew 9% in relation to 1Q25, and in insurance activity expenses, whose operating income increased by 20.4% in 12 months. Service Network R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Personnel Expenses (7,019) (7,308) (6,705) (4.0) 4.7 Payroll, Social Charges, Benefits and Training (5,625) (5,873) (5,632) (4.2) (0.1) Management and Employee Profit Sharing (1,260) (1,300) (929) (3.1) 35.6 Terminations Costs (134) (135) (144) (0.7) (6.9) \\ Total Administrative Expenses (5,592) (6,517) (5,265) (14.2) 6.2 Outsourced Services (1,179) (1,571) (1,132) (25.0) 4.2 Data Processing and Communication (1,351) (1,395) (1,041) (3.2) 29.8 Depreciation and Amortization (1,195) (1,269) (1,218) (5.8) (1.9) Facilities (1) (455) (535) (513) (15.0) (11.3) Advertising and Marketing (421) (622) (376) (32.3) 12.0 Financial System Services (373) (370) (333) 0.8 12.0 Transportation (138) (154) (175) (10.4) (21.1) Other (2) (480) (601) (477) (20.1) 0.6 \\ Other Operating Expenses Net of Revenue (3,567) (3,133) (3,036) 13.9 17.5 Civil, Labor and Tax Contingencies (1,342) (1,336) (1,131) 0.4 18.7 Expenses with Marketing of Cards (1,043) (1,110) (920) (6.0) 13.4 Claims (280) (193) (209) 45.1 33.7 Other (902) (494) (776) 82.6 16.2 \\ Total Operating Expenses (16,178) (16,958) (15,006) (4.6) 7.8 Variation % 238 q/q 1,414 y/y 2,284 2,168 2,059 2,009 1,938 721 682 707 724 706 2,376 1,978 1,872 1,723 2,776 4,744 4,605 4,367 5,226 5,781 Mar25 June Sept Dec Mar26 Branches Business Units Service Centers Retail + Prime: 1,606 Corporate: 87 Digital Platforms: 95 Companies & Business: 150 We have 14 digital platforms and 48 business units allocated to the Principal. 18 Bradesco Seguros Dynamics of the Insurance Business 1Q26 Income from Insurance Premiums, Pension Contributions and Capitalization Bonds R$28.5 bi ▽ 4.9% y/y (Excluding VGBL △ 5.0%) Net Income R$2.8 bi ▽ 1.5% q/q △ 13.0% y/y ROAE 21.6% ▽ 0.8 p.p. y/y Bradesco Seguros recorded a net income of R$2.8 billion in 1Q26 (+13.0% vs. 1Q25), with an ROAE of 21.6%. Income from insurance premiums, pension contributions and capitalization bonds reached R$28.5 billion (+5.0% vs. 1Q25, excluding VGBL). The income from insurance, pension plans and capitalization operations showed an evolution of 20.4% vs. 1Q25 and 13.0% vs. 4Q25, adding R$6.4 billion, supported by the expansion of 22.1% of the industrial result. The improvement of 1.1 p.p. in the claims ratio and the performance of the financing income, with an increase of 17.5% (vs. 1Q25), reinforce the operational and financial consistency of the business. Technical Provisions totaled R$455.2 billion (+9.9% vs. 1Q25), and the financial assets totaled R$482.8 billion (+11.5% vs. 1Q25). In the quarter, the Insurance Group returned to society, as indemnities and benefits, R$15.4 billion (+11.4% vs. 1Q25). In February 2026, Banco Bradesco and Grupo Bradesco Seguros announced the creation of Bradsaúde, the most complete health ecosystem in Brazil. The new conglomerate originates from the consolidation of leading and reference companies in the respective areas of activity, such as Bradesco Saúde, Odontoprev and Atlântica Hospitais e Participações. In the quarter, the Insurance Group intensified efforts to evolve and modernize the client journey, focusing on customization, convenience and speed. From January to March, sales through digital channels totaled R$1.3 billion (+15.9% vs. 1Q25), with about 1.2 million items sold. The Bradesco Seguros App, which already provides about 150 digital journeys, reached a monthly average of 1.3 million active users (+10% vs. 1Q25), totaling 8.2 million monthly transactions and consultations. Regarding life insurance, Bradesco Vida e Previdência strengthened its portfolio for SMEs, with the launch of the Empresarial Flexível Coletivo Bradesco product. Aimed at companies from three to 500 lives, it provides insured capital of up to R$2 million for all groups, offering an expanded range of coverage and assistance. In 1Q26, there was an evolution of 13.3% (vs. 1Q25) in the turnover of the Individual Life segment, with emphasis on the product Vida Viva (+32.7% vs. 1Q25). Now in private pension, the company launched Proteção a Dois, a pioneering solution in the market that includes two people in a single contract, combining death coverage with the formation of a financial reserve. The product was developed to meet relationships in which there is mutual economic dependence, such as couples and partners, with a simpler, accessible and efficient proposal. The collection in PGBL products registered a growth of 35.3% vs. 1Q25. In the Auto segment, the novelty was Bradesco Seguro Auto One, aimed at high-value vehicles and destined, at first, to the clients of the Principal segment of Banco Bradesco. The proposal is to offer extended coverage and differentiated services to the premium public. In Property & Casualty, highlight for the evolution of 9.2% in the collection of the Housing segment. Bradesco Capitalização launched the products “Meu Primeiro Milhão” (“My First Million”), which allows the client, by subscription, to compete monthly for 40 prizes of R$10 thousand and a special prize of R$1 million, and “Max Prêmios Torcida”, which offers 100% redemption at the end of the term, in addition to monthly draws of up to R$100 thousand, aiming to unite the habit of saving money to the appeal for sporting events. With regard to Bradsaúde (SAUD3), it is worth noting that, within Bradesco Saúde, there was the expansion of accredited network to serve clients of its effective plan in the state of Mato Grosso, with the addition of specialties and services in hospitals and clinics in Cuiabá and Várzea Grande, besides the incorporation of new suppliers and reduction of up to 5% in the values practiced for the product. The company also created two exclusive channels of support for the SPG segment, of small and medium-sized enterprises, in order to improve the experience of client companies in the management of their base of beneficiaries. In the dental sector, the portfolio exceeded the mark of 9.4 million beneficiaries. Regarding Atlântica D’Or, a partnership between Rede D’Or and Atlântica Hospitais e Participações, it was announced the implementation of a new hospital in Sorocaba (SP), with opening scheduled for the first half of 2028. The initiative consolidates the presence of the network in strategic regions of the country. 19 Bradesco Seguros Insurance Net Income Statement (1) The shareholders’ equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23.6 billion in Mar26 and R$22.0 billion in Dec25. Note: In Mar26, the Adjusted Shareholders’ Equity (ASE) of regulated companies totaled R$16.0 billion and the Minimum Capital Required (MCR) totaled R$13.7 billion. In Dec25, the ASE of regulated companies totaled R$14.8 billion and the MCR totaled R$13.6 billion. Income from Insurance, Pension Plans and Capitalization Bonds | +20.4% vs. 1Q25 Net Income and ROAE The Income from Insurance, Pension Plans and Capitalization operations grew 20.4% compared to 1Q25, supported by the expansion of 22.1% of the industrial result. The improvement of 1.1 p.p. in the claims ratio and the performance of the financing income, with an increase of 17.5%, strengthen the operational and financial consistency of the business. Performance 1Q26 vs. 1Q25 Revenues Claims Ratio Commission Ratio Financial Income Life and Pension Plans Health Capitalization Bonds Property & Casualty and OthersThe income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$1.3 billion in the first three months of the year, an evolution of 15.9% compared to 1Q25. R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Income Statement Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income 18,652 19,373 17,154 (3.7) 8.7 Retained Claims (12,102) (13,044) (11,072) (7.2) 9.3 Capitalization Bond Draws and Redemptions (1,143) (1,563) (1,520) (26.9) (24.8) Commission Expenses (1,325) (1,397) (1,218) (5.2) 8.8 Financial Results 2,301 2,280 1,959 0.9 17.5 \\ Income from Insurance, Pension Plans and Capitalization Bonds 6,384 5,649 5,303 13.0 20.4 Fee and Commission Income 533 541 479 (1.5) 11.3 Personnel Expenses (699) (689) (609) 1.5 14.8 Other Administrative Expenses (511) (599) (523) (14.7) (2.3) Others (1,111) (720) (526) 54.3 - \\ Operating Income 4,595 4,182 4,124 9.9 11.4 Non-Operating Income / Income Tax / Social Contribution / Non-controlling Interests in Subsidiaries (1,835) (1,379) (1,681) 33.1 9.2 \\ Net Income 2,760 2,803 2,443 (1.5) 13.0 Life and Pension Plans 1,098 1,267 1,039 (13.3) 5.7 Health 1,220 751 914 62.5 33.5 Capitalization Bonds 161 183 195 (12.0) (17.4) Property & Casualty and Others 281 602 295 (53.3) (4.7) \\ Selected Asset Data Total Assets 524,056 511,971 468,861 2.4 11.8 Securities 482,763 471,375 432,932 2.4 11.5 Technical Provisions 455,163 445,994 414,273 2.1 9.9 Shareholders' Equity (1) 49,521 47,340 40,541 4.6 22.2 Variation % 195 185 198 183 161 1,220 914 828 883 751 281 417 602 295 292 1,267 1,098 1,033 989 1,039 2,803 2,760 2,531 2,294 2,443 21.6 24.3 22.4 21.4 22.4 1Q25 2Q 3Q 4Q 1Q26 Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quarterly R$ million % 20 Bradesco Seguros Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income Revenue and Administrative Efficiency Ratio Retained Claims Income from Insurance, Pension Plans and Capitalization Operations The income from Insurance, Pension Plans and Capitalization operations increased by 20.4% vs. 1Q25, driven by the expansion of the industrial result (+22.1%), resulting from the improvement of the claims ratio, with emphasis on Life and Health (Vida e Saúde), and the performance of the financing income (+17.5%). 12,102 48,382 35,338 22,853 11,072 69.8 71.8 72.5 70.9 71.3 3M25 6M25 9M25 12M25 3M26 Retained Claims Claims R$ million % 4,083 3,344 3,612 3,597 3,369 2,301 1,959 2,038 2,109 2,280 6,384 5,650 5,706 5,649 5,303 1Q25 2Q 3Q 4Q 1Q26 Financial Results Operating Income R$ million 1,744 1,894 1,977 1,800 1,323 12,217 12,398 12,933 13,244 13,251 2,318 2,571 2,609 2,577 2,390 13,712 12,331 12,108 12,076 11,560 29,991 29,194 29,627 29,697 28,524 3.8 4.1 4.3 4.3 4.2 1Q25 2Q 3Q 4Q 1Q26 Life/PA/VGBL/PGBL/Traditional Auto/P&C + DPVAT Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 21 Bradesco Seguros Technical Provisions and Insurance Activity Indicators Technical Provisions Technical provisions totaled R$455.2 billion in March 2026, with an increase of 9.9% in 12 months with emphasis on higher provisions in the “Life and Pension Plans” and “Health” segments and of 2.1% in the quarter. Performance Ratios – Combined Ratio / Claims Ratio / Commission Ratio (1) Excluding additional reserves. 445,994 455,163 425,081 435,244 414,273 394,637 404,685 413,868 375,251 385,151 21,768 22,346 22,855 23,320 23,186 9,852 10,033 10,147 10,267 10,375 7,402 7,551 7,605 7,722 7,734 Mar25 June Sept Dec Mar26 Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 94.0 89.5 93.0 90.6 95.4 90.1 94.2 97.8 94.0 91.8 56.1 53.3 50.0 51.0 50.5 82.2 84.8 84.4 85.1 82.9 1Q25 2Q 3Q 4Q 1Q26 Combined Ratio Auto/RE Health Life Total % 58.7 58.7 56.8 59.1 58.8 79.1 83.7 86.1 80.5 82.1 26.5 30.9 28.4 29.9 32.4 27.2 27.4 27.9 24.3 21.0 69.8 71.7 72.8 74.3 70.9 1Q25 2Q 3Q 4Q 1Q26 Claims Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % 17.6 17.2 17.5 17.5 17.8 4.1 4.0 3.9 4.4 4.1 21.5 18.4 18.2 19.6 20.1 19.2 19.1 19.3 19.2 18.5 7.6 7.5 7.5 7.3 7.7 1Q25 2Q 3Q 4Q 1Q26 Commission Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % 22 Bradesco Seguros Additional Information Number of Contracts / Clients - Bradesco Vida e Previdência Number of Policyholders of Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos Number of Auto/P&C Policyholders Number of Clients | Capitalization Bonds 23,022 24,432 24,349 24,480 24,440 3,205 3,242 3,213 3,222 3,193 27,645 26,264 27,645 27,571 27,673 Mar25 June Sept Dec Mar26 Pension Plans and VGBL Participants Insurance Contracts - Life, Personal Accidents, and Loss of Income Inthousand 3,667 3,672 3,748 3,823 3,877 101 100 99 103 102 3,849 3,923 3,976 3,770 3,774 Mar25 June Sept Dec Mar26 Individual Health Plans Company Health Plans Inthousand 1,590 1,641 1,565 1,676 1,675 1,693 1,712 1,728 1,757 1,747 3,283 3,353 3,293 3,433 3,422 Mar25 June Sept Dec Mar26 P&C Auto/Optional Third-Party Liability Inthousand 3,035 3,190 3,208 3,146 3,159 Mar25 June Sept Dec Mar26 Inthousand 23 Basel Total Ratio 17.4% Tier I Ratio 14.5% Common Equity Ratio 12.7% The ratios above already reflect, on a pro forma basis, the benefits from the consolidation of the Health business (Bradsaúde). 11.2 12.6 12.5 12.1 12.7 2.0 0.6 (0.4) (0.8) (0.1) (0.4) 2.5 1.8 13.2 14.5 Dec25 Net Income Remuneration to the Shareholders Prudential Adjustments / Others Risk-Weighted Assets Regulatory Impacts Bradsaúde Benefit (Pro Forma) Mar26 Pro forma Common Equity Addition Capital Changes in the Tier I Ratio in the Quarter Regulatory Limits % 8.00 % Common Equity 9.50 % TierI Basel IIIPrudential ConglomerateIn R$ millionMar26Dec25Mar25\\ Calculation BasisRegulatory Capital171,771 174,969 160,025 Tier I137,988 145,844 134,814 Common Equity117,010 124,320 114,757 Shareholders' Equity173,549 172,239 164,193 Non-Controlling/Other1,874 2,249 2,159 Initial Adoption 4,966 (CMN Resolution 5,199/24)1,495 2,242 2,242 Prudential Adjustments(59,909) (52,410) (53,837) Additional Capital20,978 21,524 20,057 Tier II33,783 29,125 25,211 \\ Risk-Weighted Assets (RWA)1,152,479 1,108,962 1,035,931 Credit Risk985,898 964,646 900,691 Market Risk29,462 29,559 22,117 Operational Risk137,119 114,757 113,123 \\ Total Ratio14.9%15.8%15.4%Tier I Capital12.0%13.2%13.0% Common Equity10.2%11.2%11.1% Additional Capital1.8%2.0%1.9%Tier II Capital2.9%2.6%2.4% 24 Guidance, Indicators & Economic Perspectives Annual Guidance Percentage Changes and Figures for the Full Year 2026 Indicators Economic Perspectives Expanded Loan Portfolio 8.5% to 10.5% NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions) R$42 bi to R$48 bi Fee and Commission Income 3% to 5% Operating Expenses (Personnel + Administrative + Other) 6% to 8% Income from Insurance, Pension Plans and Capitalization Bonds 6% to 8% Percentage Variations and Figures for the Year 2026 1Q26 4Q25 1Q25 Interbank Deposit Certificate (CDI) 3.41 3.59 2.99 Ibovespa 16.35 10.18 8.29 USD – Commercial Rate (5.14) 3.46 (7.27) General Market Price Index (IGP-M) 0.20 (0.10) 0.98 Extended Consumer Price Index (IPCA) 1.92 0.60 2.04 Business Days (#) 61 64 61 Calendar Days (#) 90 92 90 \\ Indicators (Closing Rate) USD – Commercial Rate (R$) 5.2194 5.5024 5.7416 CDS 5 years (Points) 140 138 187 Selic - Base Interest Rate (% p.a.) 14.75 15.00 14.25 BM&F Fixed Rate (% p.a.) 13.99 13.81 15.09% 2026 2027 USD - Commercial Rate (year-end) - R$ 5.35 5.40 Extended Consumer Price Index (IPCA) 4.3 3.4 General Market Price Index (IGP-M) 5.2 3.8 Selic (year-end) 12.50 9.50 Gross Domestic Product (PIB) 1.5 2.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.